

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Labeed S. Diab
President and Chief Executive Officer
ATI Physical Therapy, Inc.
790 Remington Boulevard
Bolingbrook, Illinois 60440

> **Re: ATI Physical Therapy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 9, 2021**
> **File No. 333-257801**

Dear Mr. Diab:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suzanne Hayes at (202) 551-3675 or Fredrick Philantrope at (202) 551-6875 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Frank Adams